SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
iRobot Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share of iRobot Corporation
(Title of Class of Securities)

462726 10 0
(CUSIP Number of Class of Securities)

Colin M. Angle
Chairman of the Board and Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf Of Filing Persons)
Copy to:
Mark T. Bettencourt, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$3,407,970.47	$190.17

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer, with exercise prices greater than or equal to $13.00, will be tendered pursuant to this offer. These options cover an aggregate of 1,383,332 shares of the issuer’s common stock and have an aggregate value of $3,407,970.47 as of April 24, 2009, calculated based on a binomial option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the Transaction Valuation set forth above. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $190.17	Filing Party: iRobot Corporation
Form or Registration No.: Schedule TO-I	Date Filed: April 30, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

          This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by iRobot Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on April 30, 2009 (as amended by Amendment No. 1 to Schedule TO on May 11, 2009 and Amendment No. 2 to Schedule TO on May 28, 2009) in connection with the Company’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO. All capitalized terms used in this Amendment No. 3 to Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
The Offer expired at 11:59 p.m., Eastern Time, May 29, 2009. Pursuant to the Offer, a total of 141 Eligible Participants tendered, and the Company accepted for cancellation, options to purchase an aggregate of 678,850 shares of the Company’s common stock with exercise prices greater than or equal to $13.37, which is the Trailing Average Price. There were an aggregate of 1,360,632 of shares of common stock underlying all Eligible Options. The Eligible Options that were accepted for cancellation represented approximately 50% of the total shares of common stock underlying all of the Eligible Options. In accordance with the terms and conditions of the Offer, on May 29, 2009, the Company issued New Options to purchase an aggregate of 310,607 shares of common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of each New Option granted in the Offer is $12.50, the closing price of the Company’s common stock on the NASDAQ Global Market on May 29, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iRobot Corporation
By:	/s/ Glen D. Weinstein
	Name:	Glen D. Weinstein
	Title:	General Counsel and Secretary

Dated: June 2, 2009